May 10, 2010
VIA EDGAR CORRESPONDENCE FILE
Mr. Larry Spirgel — Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cooper Industries plc (“Cooper”) Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 19, 2010 Definitive Proxy Statement Filed March 12, 2010 File No. 1-31330
Dear Mr. Spirgel:
We are writing in response to the Staff’s comment letter dated April 28, 2010 with respect to the above referenced file.
Definitive Proxy Statement
Compensation Discussion and Analysis, Page 17
Under Item 402(s) of Regulation S-K, to the extent that risks arising from a company’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the company, the company must discuss its compensation policies and practices as they relate to risk management and risk-taking incentives.
Management has assessed Cooper’s compensation program in light of this disclosure requirement and concluded that Cooper’s compensation program provides appropriate incentives to achieve business objectives and align management interests with those of our shareholders and does not lead to excessive or inappropriate risk taking by employees. Accordingly, management concluded that Cooper’s compensation program for employees is not reasonably likely to have a material adverse effect on Cooper. SEC Release 33-9089 specifically notes that a company does not have to make an affirmation statement that it has determined that the risks arising from compensation programs are not reasonably likely to have a material adverse effect, if the company has so concluded. Therefore, Cooper is not required to make a disclosure under Item 402(s).

Cooper’s compensation program provides annual incentive cash compensation awards to executives based on performance goals for earnings per share and free cash flow. Cooper also provides long-term incentive equity compensation based on financial performance goals over a multi-year cycle. Historically, the financial performance criteria for the long-term incentive program was generally based on earnings per share performance and in 2010 two additional performance metrics were used: (1) cash conversion, to further align incentives with strategic business objectives; and (2) a modifier to increase or decrease share awards based on Cooper’s performance relative to its peer group.
Management believes that basing Cooper’s annual and long-term incentive system on these financial performance measures provides appropriate incentives to achieve business objectives and align management interests with those of our shareholders. Earnings per share is selected because it is a generally accepted measure of a company’s performance that can be compared to results in prior periods and of peer companies. Free cash flow and cash conversion are indications of earnings quality that measure the degree to which Cooper’s net income translates to cash. We believe that earnings per share, free cash flow and cash conversion taken together are highly regarded measures by financial analysts who monitor Cooper’s performance so linking bonus pay directly to these financial results aligns management’s interests with those of our shareholders. Arguably, any incentive compensation program that provides incentives based on financial performance criteria involves an element of risk that employees may attempt to inappropriately inflate financial performance in order to increase awards. However, in light of Cooper’s strong internal controls environment, management concluded that basing Cooper’s annual and long-term incentive system on these financial performance measures is not reasonably likely to have a material adverse effect on Cooper. As evidence of Cooper’s strong system of internal controls, Cooper has not had any material weaknesses in internal controls to report in its SEC filings since the implementation of Sarbanes-Oxley and, in fact, has not even had any significant deficiencies.
In connection with responding to the Staff’s comment, we acknowledge that:
•	Cooper is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cooper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or require additional information concerning our response, please feel free to contact me at (713) 209-8408.

Sincerely,
/s/ Terrance V. Helz
Terrance V. Helz
Associate General Counsel and Secretary

cc:	Terry A. Klebe Bruce M. Taten Rick L. Johnson